Management’s Responsibility for Financial Reporting

To the Shareholders of Caledonia Mining Corporation:

The accompanying unaudited consolidated financial statements of Caledonia were prepared by management in accordance with accounting principles generally accepted in Canada, consistently applied and within the framework of the summary of significant accounting policies in these consolidated financial statements.  Management is responsible for all information in the quarterly report.  All financial and operating data in the quarterly report is consistent, where appropriate, with that contained in the consolidated financial statements.

The Board of Directors discharges its responsibilities for the consolidated financial statements primarily through the activities of its Audit Committee composed of three directors, all of whom are not members of management. This Committee meets with management to assure that it is performing its responsibility to maintain financial controls and systems and to approve the quarterly consolidated financial statements of Caledonia.

The consolidated financial statements have not been reviewed by Caledonia’s auditors.

Signed “S E Hayden”

Signed “S R Curtis”

S. E. Hayden

S.R. Curtis

President and

Vice-President Finance

Chief Executive Officer

and Chief Financial Officer

Caledonia Mining Corporation
Consolidated Balance Sheets
(in thousands of Canadian Dollars)

	September 30	December 31
Unaudited	2010	2009

Assets	$	$
Current
Cash and cash equivalents	1,454	1,622
Accounts receivable	1,921	1,547
Inventories (Note 8)	2,488	2,589
Prepaid expenses	174	57
Assets held for sale	170	102
	6,207	5,917

Capital Assets and Mineral properties held for sale	704	670
Accounts receivable (Note 7)	794	810
Investments (Note 1)	4	59
Capital assets (Note 2)	1,672	876
Mineral properties (Note 3)	16,711	13,758
	19,885	16,173
	26,092	22,090

Liabilities and Shareholders’ Equity
Current
Bank loan (Note 9)	1,680	588
Accounts payable	2,112	2,156
Liabilities held for sale	15	15
	3,807	2,759

Future tax liability	827	859
Asset retirement obligation (Note 4)	1,380	1,406
Asset retirement obligation - held for sale (Note 4)	314	324
	6,328	5,348
Shareholders’ Equity
Share capital (Note 5)	196,125	196,125
Contributed surplus	2,305	1,951
Accumulated other comprehensive (loss)	(483)	(550)
Deficit	(178,184)	(180,784)
	19,763	16,742
	26,092	22,090

On behalf of the Board:

“S E Hayden”

 Director

                “G R Pardoe”                         Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Caledonia Mining Corporation
Consolidated Statements of Changes in Shareholders’ Equity
(in thousands of Canadian Dollars )

For the periods ended September 30 2010, December 31 2009 and 2008

				Accumulated
				Other
		Share	Contributed	Comprehensive
Unaudited	Note	Capital	Surplus	Income/(loss)	Deficit	Total
		$	$	$	$	$
Balance at December 31, 2008		196,125	1,902	3	(176,834)	21,196
Equity-based compensation expense			49			49
Investments revaluation to fair value				47		47
Translation loss from Blanket				(600)		(600)
Net loss for the year					(3,950)	(3,950)
Balance at December 31, 2009		196,125	1,951	(550)	(180,784)	16,742
Equity-based compensation expense			354			354
Translation gain from Blanket				67		67
Net income for the year to date					2,600	2,600
Balance at September 30, 2010		196,125	2,305	(483)	(177,184)	19,763

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Caledonia Mining Corporation
Consolidated Statements of Operations and Comprehensive Income/ (Loss)
(in thousands of Canadian Dollars except share and per share amounts)

Unaudited	For the three months ended September 30		For the nine months ended September 30
	2010	2009	2008	2010	2009	2008
Revenue and Operating Costs
Revenue from sales	6,331	4,932	2,280	14,975	7,295	7,668
Operating Costs (Note 10)	3,453	3,130	1,978	9,598	5,700	4,595
Gross profit(loss)	2,878	1,802	302	5,377	1,595	3,073
Costs and expenses
General and administrative (Note 12)	869	499	2,016	1,825	1,644	3,174
Interest expense/(income) (Note 12)	(16)	-	(106)	(24)	(29)	(133)
Amortization	107	101	101	519	299	302
Exchange loss/(gain)	(36)	231	992	(321)	(328)	1,752
Other expense/(income) (Note 11)	282	109	48	695	109	198

Income (loss) before discontinued operations	1,672	862	(2,749)	2,683	(100)	(2,220)
Current Income Tax	(1)	-	-	(3)	-	-
Net income(loss) before discontinued operations	1,671	862	(2,749)	2,680	(100)	(2,220)
Discontinued operations (loss)	(24)	(36)	(30)	(80)	(113)	(123)
Net (loss) after discontinued operations	1,647	826	(2,779)	2,600	(213)	(2,343)
Revaluation of Investments to fair value (Note 1)	-	20	(6)	1	35	2
Comprehensive Income/(Loss)	1,647	846	(2,785)	2,601	(178)	(2,341)

Income/(loss) per share
Basic and diluted from continuing operations	$0.003	$0.002	($0.005)	$0.005	($0.000)	($0.004)
Basic and diluted from discontinued operations	$0.003	$0.002	($0.005)	$0.005	($0.000)	($0.004)
Basic and diluted for the quarter	$0.003	$0.002	($0.005)	$0.005	($0.000)	($0.004)

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Caledonia Mining Corporation
Consolidated Statements of Cash Flows
(in thousands of Canadian Dollars)

Unaudited	For the three months ended September 30			For the nine months ended September 30
	2010	2009	2008	2010	2009	2008
Cash provided by (used in)
Operating activities
Income(loss) before discontinued operations	1,671	862	(2,749)	2,680	(100)	(2,220)
Adjustments to reconcile net cash from operations (Note 12)	525	(32)	835	1,169	39	1,073
Changes in non-cash working capital balances (Note 12)	(526)	(63)	(73)	(503)	(642)	(2,142)
Cash flows provided from (used for) continuing operations	1,670	767	(1,987)	3,346	(703)	(3,289)
Investing activities
Expenditures on capital assets and mineral properties	(1,136)	(521)	(993)	(4,574)	(1,158)	(1,493)
Sale of Barbrook Mine	-	-	(19)	-	-	9,213
	(1,136)	(521)	(1,012)	(4,574)	(1,158)	7,720
Financing activities
Bank overdraft	(675)	(85)	-	1,092	608	(13)
Issue of share capital net of issue costs	-	-	-	-	-	1,119
Sale of investments	-	-	-	51	-	-
	(675)	(85)	-	1,143	608	1,106

Cash flow from discontinued operations
Operating activities	(24)	(36)	(28)	(80)	(98)	(114)
Financing activities	-	-	-	-	-	-
	(24)	(36)	(28)	(80)	(98)	(114)
Increase (decrease) in cash for the period	(165)	125	(3,027)	(165)	(1,351)	5,423
Cash and cash equivalents, beginning of period	1,622	2,176	8,526	1,622	3,652	76
Cash and cash equivalents, end of period	1,457	2,301	5,499	1,457	2,301	5,499

Cash and cash equivalents at end of period relate to:
Continuing operations	1,454	2,299	5,500	1,454	2,299	5,500
Discontinued operations	3	2	(1)	3	2	(1)
	1,457	2,301	5,499	1,457	2,301	5,499

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

(in thousands of Canadian Dollars)

Nature of Business

Caledonia is a mining company with exploration and development activities focused on Africa.  The Corporation’s primary assets are a gold production operation in Zimbabwe (Blanket), a base metals exploration project in Zambia (Nama), platinum group and base metals (PGE) exploration projects in South Africa (Rooipoort/Mapochs) and a non-producing gold mine in South Africa (Eersteling) which has been identified for disposal.  Caledonia also has diamond exploration opportunities in Zambia and South Africa.

The ability of the Corporation to recover the amounts shown for its capital assets and mineral properties is dependent upon the existence of economically recoverable reserves; the ability of the Corporation to obtain the necessary financing to complete exploration and development; and future profitable production or proceeds from the disposition of such capital assets and mineral properties.

The Corporation operates in a number of sub Saharan countries, its interests in the various properties may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, currency fluctuations and inflation, all or any of which may impede the Corporation's activities in these areas or may result in the impairment or loss of part or all of the Corporation's interest in the properties.

Basis of Presentation and Going Concern

These unaudited interim consolidated financial statements of Caledonia Mining Corporation (“Caledonia” or the “Corporation”) have been prepared by management in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") for interim financial statements. Certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with Canadian GAAP have been condensed or excluded. As a result, these unaudited interim consolidated financial statements do not contain all disclosures required to be included in the annual consolidated financial statements and should be read in conjunction with the most recent audited annual consolidated financial statements and notes thereto for the year ended December 31, 2009.

These unaudited consolidated financial statements have been prepared on the basis of a going concern, which contemplates that the Corporation will be able to realize assets and discharge liabilities in the normal course of business.  The Corporation’s ability to continue as a going concern is dependent upon attaining profitable operations, realising proceeds from the disposal of mineral properties and obtaining sufficient financing to meet its liabilities, its obligations with respect to operating expenditures and expenditures required on its mineral properties.

Significant Accounting Policies:

These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Corporation's audited annual consolidated financial statements and notes thereto for the year ended December 31, 2009, except for the following changes in accounting policies:

New accounting Policy

Financial instruments — recognition and measurement, Section 3855

This Section has been amended to clarify the application of the effective interest method after a debt instrument has been impaired. This amendment is effective for fiscal years beginning on or after July 1, 2009.

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

(in thousands of Canadian Dollars)

Recently issued accounting pronouncements issued and not yet effective

The CICA issued three new accounting standards in January 2009: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-Controlling interests. Section 1582 replaces section 1581 and establishes standards for the accounting of a business combination. It provides the Canadian equivalent to IFRS 3 - Business Combinations. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Sections 1601 and 1602 together replace section 1600, Consolidated Financial Statements. Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting of a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS lAS 27 - Consolidated and Separate Financial Statements and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011 and all three sections must be applied concurrently. The Corporation does not anticipate that the adoption of these standards will impact its financial results.

 Section 3855 Financial Instruments – Recognition and Measurement has been amended to clarify when an embedded prepayment option is separated from its host debt instrument for accounting purposes. This amendment applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted.

International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board confirmed in February 2008 plans to converge Canadian GAAP with International Financial Reporting Standards (“IFRS”) over a transition period expected to be effective for interim and annual periods commencing January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes amounts reported by Caledonia for the year ended December 31, 2010.

Capital Assets

Producing Assets

Producing assets are recorded at cost less grants, accumulated amortization and write-downs.  Producing plant and equipment assets are amortized using the unit-of-production method on the ratio of tonnes of ore mined or processed to the estimated proven and probable mineral reserves as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.

Other producing assets are amortized using the straight line method basis on the estimated useful lives of the assets.  The estimated life of the producing assets ranges up to 10 years. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized and amortized over the remaining useful life of that asset.  Eersteling Gold Mine remains for sale and is thus presented as an asset for sale in these consolidated financial statements.

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

(in thousands of Canadian Dollars)

Non-Producing Assets

Non-producing assets are recorded at cost less write downs.  At the time of commercial production, the assets are reclassified as producing.  During non-producing periods, no amortization is recorded on plant and equipment but vehicles and computer equipment continue to be amortized.

Assets held for sale and discontinued operations

In 2007 the decision was taken to sell Eersteling Gold Mining Corporation that had been on care and maintenance since 1997.

The components held for sale are as follows:

	Eersteling Gold Mine
	September 30	December 31
	2010	2009
	$	$
Capital Assets and mineral properties	704	670
Current Assets	170	102
Current Liabilities	(15)	(15)
Asset Retirement obligation	(314)	(324)

As a consequence of this decision Eersteling Mine’s results are disclosed under discontinued operations. Revenue from discontinued operations is Nil ($Nil in 2009 and $Nil in 2008). There is no tax applicable to discontinued operations.

Mineral Properties

Producing Properties

When and if properties are placed in production, the applicable capitalized costs are amortized using the unit-of-production method as described above. Blanket Mine was acquired during 2006 and has been consolidated into these results from July 1, 2006 and, as such, has been presented as a producing asset in these consolidated financial statements.

Non-Producing Properties

Costs relating to the acquisition, exploration and development of non-producing resource properties which are held by the Corporation or through its participation in joint ventures are capitalized until such time as either economically recoverable reserves are established or the properties are sold or abandoned.

A decision to abandon, reduce or expand activity on a specific project is based upon many factors including general and specific assessments of mineral reserves, anticipated future mineral prices, anticipated costs of developing and operating a producing mine, the expiration date of mineral property leases, and the general likelihood that the Corporation will continue exploration on the project.  However, based on the results at the conclusion of each phase of an exploration program, properties that are not suitable as prospects are re-evaluated to determine if future exploration is warranted and that carrying values are appropriate.

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

(in thousands of Canadian Dollars)

The ultimate recovery of these costs depends on the discovery and development of economic ore reserves or the sale of the properties or the mineral rights.  The amounts shown for non-producing resource properties do not necessarily reflect present or future values.

Foreign Currency Translation

Balances of the Corporation denominated in foreign currencies and the accounts of its foreign subsidiaries, except Blanket Mine, are translated into Canadian Dollars using the temporal method as follows:

(i)

monetary assets and liabilities at period end rates;

(ii)

all other assets and liabilities at historical rates, and

(iii)

revenue and expense transactions at the average rate of exchange prevailing during the period.

Exchange gains or losses arising on these translations are reflected in income in the year incurred.

Blanket is a self-sustaining operation and operates in Zimbabwe in what was a hyper inflationary economy. Due to the dollarization of the economy in February, 2009 the hyper inflationary environment no longer exists. Accordingly the results of these operations are now translated into Canadian Dollars using the current rate method. On January 1, 2009 Blanket’s functional currency also changed to US Dollars following the Monetary Policy announcement introducing the use of foreign currency in Zimbabwe for all forms of trade and business. The assets and liabilities of a self-sustaining foreign operation are translated at the rate in effect at the balance sheet date for purposes of incorporation in the financial statements of Caledonia and, therefore, an exchange gain or loss will arise when the exchange rate changes. This exchange gain or loss has no direct effect on the activities of Caledonia. It is inappropriate to incorporate this exchange gain or loss in net income of Caledonia in the period in which it arises; rather, it is reported in the financial statements as a separate component of shareholders' equity and is disclosed as a separate component of accumulated other comprehensive income during the period. In summary the current rate method is as follows:

(i)

all assets and liabilities at rates at balance sheet date;

(ii)

revenue and expense transactions at the average rate of exchange prevailing during the period.

Foreign exchange loss or profit arising on the translation of revenue and expense items is disclosed in income in the period incurred.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

1.

Investments

On May 9, 2002, the Corporation participated in a private placement of the purchase of shares of Motapa Diamonds Inc. (“Motapa”) at a cost of $79.  The shares of Motapa were listed on the TSX Venture Exchange in Canada prior to Motapa being acquired by Lucara (LUC.V) In terms of the transaction one Motapa share was exchanged for 0.9055 Lucara shares

The adoption of CICA Handbook Sections 3855 and 1530, retrospectively from January 1, 2007, determines that the Corporation records its investments in Motapa Diamonds Inc. and in Old Mutual Plc. as financial instruments “available for sale” and they are thus recorded at fair value.

In March 2010 the Corporation sold its shares in Lucara for $51

The fair value of the investment in Old Mutual Plc. is $4 ($4 – 2009).

2.

Capital Assets

	COST
	December 31, 2009	Exchange rate difference	Additions	Disposals	September 30, 2010
	$	$	$	$	$
Land – plant sites	9	-	-	-	9
Plant and equipment
- producing	816	(16)	1,023	-	1,823
- non-producing	229	(5)	5	-	229
Office equipment	939	(19)	30	-	950
Vehicles	365	(7)	7	-	365
	2,358	(47)	1,065	-	3,376

	ACCUMULATED AMORTIZATION
	December 31, 2009	Exchange rate difference	Additions	Disposals	September 30, 2010
	$	$	$	$	$
Land – plant sites	-	-	-	-	-
Plant and equipment
- producing	38	(1)	167	-	204
- non-producing	229	(5)	6	-	230
Office equipment	886	(18)	40	-	908
Vehicles	329	(7)	40	-	362
	1,482	(31)	252	-	1,704

Net Book Value	876				1,672

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

3.

Mineral Properties

	COST
	December 31, 2009	Exchange rate difference	Additions	Impairment	September 30, 2010
	$	$	$	$	$
Producing:
Blanket, Zimbabwe - gold property	4,940	(100)	2,841(1)	-	7,681
Non-producing - exploration:
Rooipoort , South Africa	4,443	(89)	105	-	4,459
Goedgevonden, South Africa	-
Nama, Zambia	4,956	(99)	564	-	5,421
Mulonga, Zambia	-
	14,339	(288)	3,510	-	17,561

	ACCUMULATED AMORTIZATION
	December 31, 2009	Exchange rate difference	Additions	Disposals	September 30, 2010
	$	$	$	$	$
Producing:
Blanket, Zimbabwe - gold property	581	(12)	281	-	850
Non-producing - exploration:
Rooipoort , South Africa	-	-	-	-	-
Goedgevonden, South Africa	-	-	-	-	-
Nama, Zambia	-	-	-	-	-
Mulonga, Zambia	-	-	-	-	-
	581	(12)	281	-	850

Net Book Value	13,758				16,711

(1)

With the commissioning of the No. 4 shaft expansion project completed in October the capital work in progress account , shown as an addition in mineral properties, will be reallocated in the 4th quarter with $1,130 being transferred to plant and equipment- producing.

The recoverability of the carrying amount of the South African and Zambian mineral properties is dependent upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered, the exchange rate of the local currency relative to the US Dollar and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

4.

Asset Retirement Obligation

	September 30	December 31
	2010	2009
	$	$
Continuing operation
Opening balance	1,406	839
Accretion expense	20	25
Increase in asset retirement obligation		592
Foreign exchange loss (gain)	(46)	(50)
Closing balance – continuing operations	1,380	1,406

Discontinued operation
Opening balance	324	314
Accretion expense	-	11
Foreign exchange loss (gain)	(10)	(1)
Closing balance – held for sale	314	324

The asset retirement obligations relate to Blanket Mine $1,380 ($1,406 – 2009), and Eersteling Gold Mine $314 ($324 – 2009) and are estimates of costs of rehabilitation at the end of the mine life, increased annually for accretion expense at a rate of 5%.

5.

Share Capital

(a)

Authorized

An unlimited number of common shares

An unlimited number of preference shares.

(b)

Issued

	Number of Shares	Amount
Common shares		$
Balance - December 31, 2009	500,169,280	196,125
Balance – September 30, 2010	500,169,280	196,125

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

(c)

Stock Option Plans and Stock-Based Compensation

The Corporation has established incentive stock option plans (the "Plans") for employees, officers, directors, consultants and other service providers. Under the Plans, as at September 30, 2010, the Corporation has the following options outstanding:

Number of Options	Exercise Price-$	Expiry Date
9,450,000		April 24, 2012
210,000		April 29, 2014
4,000,000		February 15, 2015
300,000		May 11, 2016
1,300,000		May 31, 2012
1,000,000		July 1, 2013
15,820,000		Mar 18, 2013
500,000		Mar 23, 2014
32,580,000	0.07

The continuity of the options granted, exercised, cancelled and expired under the Plans during 2010, 2009 and 2008 are as follows:

	Number of Options	Exercise Price
		$
Options outstanding at December 31, 2007	18,588,000
Forfeited or expired	(1,778,000)
Granted	17,320,000
Options outstanding at December 31, 2008	34,130,000
Granted	500,000
Forfeited or expired	(2,050,000)
Options outstanding and exercisable at December 31, 2009	32,580,000
Options outstanding and exercisable at September 30, 2010	32,580,000	0.07 (1)

(1)

Options repriced at 2010 AGM and approved by shareholders

The options to purchase common shares noted above, have been granted to directors, officers, employees and service providers at exercise prices determined by reference to the market value of the common shares on the date of grant.  The vesting of options is made at the discretion of the board of directors at the time the options are granted.

In August 2010 the re-pricing of the above options, as approved at the 2010 AGM in May, became effective. As a result $354 total equity based compensation expense was charged to expense and credited to contributed surplus.

The fair value of compensation expenses noted above was estimated using the Black-Scholes Option Pricing Model with the following assumptions for the periods ended September 30, 2010; December 31, 2009 and 2008.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

	2010	2009	2008
Risk-free interest rate	1-2%	2%	3%
Expected dividend yield	Nil	Nil	Nil
Expected stock price volatility	45-55%	58-60%	55-62%
Expected option life in years	1.7- 5.8	5	5

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Corporation’s stock options.

(d)

Warrants

The Corporation has no warrants which are outstanding as of September 30, 2010:

6.

Net Income/ (Loss) Per Share

The net income/ (loss) per share figures have been calculated using the weighted average number of common shares outstanding during the respective quarter which amounted to 500,169,280 (2009 – 500,169,280 and 2008 – 493,199,280).  Fully diluted income/ (loss) per share have not been calculated as it would be anti-dilutive for 2009 and 2008 and the options are “out of the money” as at September 30, 2010.

7.

Accounts Receivable

In the monetary policy statement announced by the Governor of the Reserve Bank of Zimbabwe (“RBZ”) in February 2009, the debt owing by RBZ to Blanket Mine was converted into a Special Tradable Gold-Backed Foreign Exchange Bond, with a term of 12 months and an 8% interest rate. The principal value of the Gold Bonds at the time of issue was US$2,945. The principal plus accrued interest as at September 30, 2010 is US$3,336

The Bond plus interest is guaranteed by RBZ on maturity. The Corporation was unable to sell the Bond at an acceptable discount rate during 2009 and the RBZ has not redeemed the Bond on the maturity dates of February 1, 2010 and July 1, 2010. As a result of the uncertain redemption date of the Bond it has been classified as a long term asset.

Following further unsuccessful attempts to sell the Bond, the Corporation made a provision against the Bond value to record it at an estimated recoverable amount.  In arriving at the recoverable amount the Corporation has considered the likelihood of cash being available to the RBZ to redeem the Bond over a range of periods. The Corporation believes the Bond will be repaid in due course but the timing is uncertain at this time. In arriving at this recoverable amount the Corporation has estimated the weighted average probability of the Bond being redeemed over periods of up to 5 years and applied a discount factor of 43%.

	2010	2009
	$	$
Estimated recoverable amount	794	810

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

8.

Inventory

Inventory is comprised of gold in circuit at Blanket and consumable stores utilised by Blanket Mine.

	September	Dec 31
Inventory items as at	2010	2009
	$	$
Consumable stores	2,488	2,092
Gold in circuit	-	497
Total	2,488	2,589

The Corporation has a provision for slow moving inventory of $716 (2009 - $724) related to its consumable stores at Blanket Mine.

9.

Bank loan

	September	Dec 31
	2010	2009
The bank loan is granted by a Zimbabwean bank and is repayable	1,680	588
on demand.
	1,680	588

10.

Operating costs

As at September 30	2010	2009(1)
	$	$
Wages	3,530	2,770
Consumable materials (including amounts written down)	4,343	2,045
Asset retirement obligation	21	14
Exploration	26	57
Administration	1,678	814
Total	9,598	5,700

(1)

Production only resumed in April 2009 although fixed costs like wages and administration were paid for the full period. No comparative figures are shown for 2008 as they are not meaningful due to the hyperinflationary environment that existed in Zimbabwe at that time.

11.

Other Expense (Income)

Three months ended September 30				YTD September 30
	2010	2009	2008	2010	2009	2008
	$	$	$	$	$	$
Royalty paid to the Government of Zimbabwe (1)	222	109	-	516	109	-
Increase in RBZ Gold Bond provision	60	-	-	179	-	-
Loss on sale of Barbrook	-	-	48	-	-	198
	282	109	48	695	109	198

(1)

Payable at 3.5% of gross sales value of precious metals as from January 1, 2010

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

12.

Statement of Cash Flows

Items not involving cash are as follows:

Three months ended September 30				YTD September 30
	2010	2009	2008	2010	2009	2008
	$	$	$	$	$	$
Amortization	107	101	101	519	299	302
Rehabilitation accretion net of foreign exchange	(99)	8	11	(36)	22	33
Blanket long term liability				-	-	(11)
Equity-based compensation expense	354	8	616	354	23	684
Unrealised translation loss/(gain)	192	(155)	-	361	(330)	-
Other	(29)	6	107	(29)	25	65
Total	525	(32)	835	1,169	39	1,073

The net changes in non-cash working capital balances for operations are as follows:

Three months ended September 30				YTD September 30
	2010	2009	2008	2010	2009	2008
	$	$	$	$	$	$
Accounts payable	(4)	683	(36)	(44)	1,103	(1,979)
Accounts receivable	82	(794)	(537)	(374)	(1,370)	(1,359)
Inventories	(434)	61	613	101	(344)	1,225
Prepaid expenses	(161)	(13)	(11)	(117)	(4)	(9)
Assets held for sale	(9)	-	(102)	(68)	(27)	(20)
	(526)	(63)	(73)	(503)	(642)	(2,142)

Supplemental cash flow Information:

Three months ended September 30				YTD September 30
	2010	2009	2008	2010	2009	2008
	$	$	$	$	$	$
Interest paid	45	14	55	200	50	100
Interest received	61	14	161	224	79	233
Net paid/(received)	(16)	-	(106)	(24)	(29)	(133)

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

13.

Segmental Information

        For the nine months ended September 30, 2010

	Corporate	Zimbabwe	South Africa	Zambia	Total
	$	$	$	$	$
Revenue from sales	-	14,975	-	-	14,975
Operating costs	-	(8,872)	(726)	-	(9,598)
General and administrative	(1,470)	(202)	(153)	-	(1,825)
Interest	43	(20)	1	-	24
Amortization	-	(501)	(18)	-	(519)
Foreign exchange gains/(loss)	(52)	59	319	(5)	321
Other income (expense)	-	(695)	-	-	(695)
Income (loss) for continuing operations	(1,479)	4,744	(577)	(5)	2,683
Discontinued operations (loss)	-	-	(80)	-	(80)
Income tax expense	-	(3)	-	-	(3)
Net income (loss) for the year	(1,479)	4,741	(657)	(5)	2,600

For the three months ended September 30, 2010

	Corporate	Zimbabwe	South Africa	Zambia	Total
	$	$	$	$	$
Revenue from sales	-	6,331	-	-	6,331
Operating costs	-	(3,199)	(254)	-	(3,453)
General and administrative	(732)	(72)	(64)	-	(868)
Interest	-	15	-	-	15
Amortization	-	(101)	(6)	-	(107)
Foreign exchange gains/(loss)	(38)	(4)	81	(3)	36
Other income (expense)	-	(282)	-	-	(282)
Income (loss) for continuing operations	(770)	2,688	(243)	(3)	1,672
Discontinued operations (loss)	-	-	(24)	-	(24)
Income tax expense	-	(1)	-	-	(1)
Net income (loss) for the year	(770)	2,687	(267)	(3)	1,647

For the nine months ended September 30, 2009

	Corporate	Zimbabwe	South Africa	Zambia	Total
	$	$	$	$	$
Revenue from sales	-	7,295	-	-	7,295
Operating costs	-	(5,048)	(652)	-	(5,700)
General and administrative	(1,370)	(170)	(104)	-	(1,644)
Interest received (paid)	77	(50)	2	-	29
Amortization	-	(280)	(19)	-	(299)
Foreign exchange gains/(loss)	13	60	274	(19)	328
Other income (expense)	-	(109)	-	-	(109)
Income (loss) for continuing operations	(1,280)	1,698	(499)	(19)	(100)
Discontinued operations (loss)	-	-	(113)	-	(113)
Income tax expense	-	-	-	-	-
Net income (loss) for the year	(1,280)	1,698	(612)	(19)	(213)

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

For the three months ended September 30, 2009

	Corporate	Zimbabwe	South Africa	Zambia	Total
	$	$	$	$	$
Revenue from sales	-	4,932	-	-	4,932
Operating costs	-	(2,911)	(219)	-	(3,130)
General and administrative	(348)	(116)	(35)	-	(499)
Interest	12	(12)	-	-	-
Amortization	-	(96)	(5)	-	(101)
Foreign exchange gains/(loss)	(76)	(172)	26	(9)	(231)
Other income (expense)	-	(109)	-	-	(109)
Income (loss) for continuing operations	(412)	1,516	(233)	(9)	862
Discontinued operations (loss)	-	-	(36)	-	(36)
Income tax expense	-	-	-	-	-
Net income (loss) for the year	(412)	1,516	(269)	(9)	(826)

14.

Contingent Liability

In the Share Sale Agreement dated May 12, 2006 pursuant to which the Corporation purchased 100% of the shares of Blanket, the Corporation agreed that it would, as soon as reasonably practicable after the Closing of the Agreement, cause Blanket to implement a share incentive scheme considered by the Directors to be in the best interests of Blanket, pursuant to which a percentage of the shares of Blanket will be deposited in a Trust for the benefit of the management and employees of Blanket.  As at September 30, 2010 no scheme had been established, nor were any shares of Blanket deposited in a Trust for the purposes of such a scheme.  The Corporation and the Board of Directors of Blanket have delayed the establishment of the required scheme pending clarity of the Zimbabwean laws and regulations relating to the indigenization of the mining industry, as it is recognized that these laws and regulations will likely have a material impact on the structure of the proposed scheme and the percentage of the issued shares of Blanket required to be put into trust for the purposes of the scheme.

15.

Fair Value of Financial Instruments

The Corporation has various financial instruments comprising of cash and cash equivalents, trade receivables, investments, accounts payable, bank overdrafts, accrued liabilities and long-term debts.

The various assets and liabilities were classified as follows on adoption:

(i)

Cash and cash equivalents are classified as “assets held for trading”. They are stated at fair value and any gains/losses arising on revaluation at the end of each period are included in the statement of operations. We have no derivative financial instruments that would have been classified on a similar basis.

(ii)

Investments are classified as “assets available for sale”. They are presented at fair value and the gains/losses arising from their revaluation at the end of each quarter will be included in other comprehensive income. When a decline in fair value is other than temporary, the accumulated loss that had been recognized directly in other comprehensive income is removed from accumulated other comprehensive income and recognized in net income even though the financial asset has not been derecognized.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

(iii)

Trade receivables are classified under “loans and receivables”. They are recorded at their original cost which is deemed their fair value at that time. Subsequent measurement will be at amortized cost using the effective interest rate method.

(iv)

Bank overdraft is classified as a “financial liability held for trading” as there is a contractual obligation to deliver cash. It is measured at fair value which is book value plus accrued interest. It is stated at fair value and any gains/losses arising on revaluation at the end of each period are included in the statement of operations.

(v)

Accounts payable and accrued liabilities and long term debt are classified under “other financial liabilities”. They are recorded at their fair value at that time. Subsequent measurement will be at amortized cost using the effective interest rate method.

16.

Financial Risk Exposure and Risk Management

The Corporation is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital, and protecting current and future Corporation assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy. The Corporation’s Audit Committee oversees management’s compliance with the Corporation’s financial risk management policy.

The types of risk exposure and the way in which such exposures are managed are as follows:

i) Currency Risk

As the Corporation operates in an international environment, some of the Corporation’s financial instruments and transactions are denominated in currencies other than the Canadian Dollar. The results of the Corporation’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Corporation are reported in Canadian Dollars in the Corporation’s consolidated financial statements.

The fluctuation of the Canadian Dollar in relation to other currencies will consequently have an impact upon the profitability of the Corporation and may also affect the value of the Corporation’s assets and the amount of shareholders’ equity.

A significant portion of the Corporation’s assets and liabilities are denominated in South African Rand and United States Dollars.  Management do not consider that the fluctuation of the value of these currencies to the Canadian Dollar could have a significant impact on the results of operations. Blanket Mine operations are now transacted using the United States Dollar as the functional currency. As a result of the introduction of the US Dollar as legal tender in Zimbabwe the hyperinflationary environment has decreased dramatically. The shareholder loan account in Zimbabwe is denominated in US Dollars and will generate foreign exchange losses for Blanket Mine depending on the exchange rate between the US dollar and the Canadian Dollar. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.  The Corporation does not use any derivative instruments to reduce its foreign currency risks.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

Below is a summary of the cash or near cash items denominated in a currency other than the Canadian dollar that would be affected by changes in exchange rates relative to the Canadian dollar. The values are the Canadian dollar equivalent of the respective asset or liability that is denominated in a currency other than the Canadian dollar.

	2010		2009
$000	US Dollars	SA Rand	US Dollars	SA Rand
Cash	1,161	141	2,039	159
Bank overdraft	1,679	-	618	-
Accounts Receivable	1,807	181	1,348	246
Accounts Payable	1,862	215	1,724	56

The table below illustrates by how much a 5% change in the rate of exchange between the Canadian Dollar and the currencies above will affect net income.

	2010		2009
$000	US Dollars	SA Rand	US Dollars	SA Rand
Cash	58	7	102	8
Bank overdraft	84	-	31	-
Accounts Receivable	90	9	67	12
Accounts Payable	93	11	86	3

ii) Interest Rate Risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates.

Unless otherwise noted, it is the opinion of management that the Corporation is not exposed to significant interest rate risk as its only debt is in Zimbabwe where it has a short term loan facility of US$2.50 million. The Corporation’s cash and cash equivalents include highly liquid investments that earn interest at market rates. The Corporation manages its interest rate risk by endeavoring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Corporation’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in “A” grade financial institutions.

Fluctuations in market interest rates have not had a significant impact on the Corporation’s results of operations due to the short-term to maturity of the investments held.

iii) Concentration of Credit Risk

Credit risk is the risk of a financial loss to the Corporation if a gold sales customer fails to meet its contractual obligation. Credit risk arises principally from the Corporation’s Gold Bonds payable by the RBZ as the amount owing by the RBZ is no longer increasing as gold is no longer sold to the RBZ. Future credit exposure to RBZ is limited to the recovery of the value of the Gold Bonds.

Current gold sales are made to Rand Refineries in South Africa and the payment terms are stipulated in the service delivery contract and are adhered to in all instances.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

iv) Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due.

The Corporation manages its liquidity by ensuring that there is sufficient capital to meet short and long term business requirements, after taking into account cash flows from operations and the Corporation’s holdings of cash and cash equivalents. The Corporation believes that these sources will be sufficient to cover the likely short and long term cash requirements. Senior management is also actively involved in the review and approval of planned expenditures by regularly monitoring cash flows from operations and anticipated investing and financing activities.

v) Commodity Price Risk

The value of the Corporation’s mineral resource properties is related to the price of gold, platinum and cobalt, and the outlook for these minerals. In addition, adverse changes in the price of certain raw materials can significantly impair the Corporation’s cash flows.

Gold prices historically have fluctuated widely and are affected by numerous factors outside of the Corporation's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and macro-economic variables, and certain other factors related specifically to gold.

17.

Capital Management

The Corporation’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the mining operations and exploration potential of the mineral properties.

The Corporation’s capital includes equity, comprising issued common shares, contributed surplus and retained earnings.

The Corporation’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, to provide returns for shareholders and benefits for other stakeholders and to pursue growth opportunities.  To secure additional capital to pursue these plans, the Corporation may attempt to raise additional funds through borrowing and/or the issuance of equity, debt or by securing strategic partners.

In order to maximize ongoing exploration efforts, the Corporation does not pay dividends.

As at September 30, 2010, the Corporation is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy.

$000	As at September 30, 2010	As at December 31, 2009
Issued common shares	196,125	196,125
Contributed surplus	2,305	1,951
Accumulated other comprehensive (loss)	(483)	(550)
Deficit	(178,184)	(180,784)
Total	19,763	16,742

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

18.

Subsequent events

Reserve Bank of Zimbabwe (RBZ) Gold Bonds

As previously reported the redemption date of these Bonds was extended by six months to July 31, 2010. The RBZ however failed to redeem the Bonds and the Mid-Year Monetary Policy Statement issued by the Governor of the RBZ failed to mention the Gold Bonds at all. Blanket continues to try and get clarity on this matter.

Directors and Management at September 30, 2010

BOARD OF DIRECTORS	OFFICERS
G.R. Pardoe (1) (2) (3) (4)(5)	G.R. Pardoe (1) (2) (3) (4)(5)
Chairman of the Board,	Chairman of the Board,
Johannesburg, South Africa	Johannesburg, South Africa

S. E. Hayden(3) (5)	S. E. Hayden(3) (5)
President and Chief Executive Officer	President and Chief Executive Officer
Johannesburg, South Africa	Johannesburg, South Africa

J. Johnstone	S. R. Curtis (5)
Retired Mining Engineer	Vice-President Finance and Chief Financial officer
Gibsons, British Columbia, Canada	Johannesburg, South Africa

F C. Harvey (1)	Dr. T. Pearton
Retired Executive	Vice President Exploration
Oakville, Ontario, Canada	Johannesburg, South Africa

C. R. Jonsson (2) (3) (5)	J.M. Learmonth
Principal of Tupper Jonsson& Yeadon	Vice-President Business Development
Barristers & Solicitors	Johannesburg, South Africa
Vancouver, British Columbia,
Canada	BOARD COMMITTEES
(1) Audit Committee
R. W. Babensee (1) (2)	(2) Compensation Committee
Chartered Accountant - Retired	(3) Corporate Governance Committee
Toronto, Ontario, Canada	(4) Nominating Committee
(5) Disclosure Committee
S. R. Curtis (5)
Vice-President Finance and Chief Financial officer
Johannesburg, South Africa

CORPORATE DIRECTORY	SOLICITORS
CORPORATE OFFICES	Tupper, Jonsson & Yeadon
Canada - Head Office	1710-1177 West Hastings St, Vancouver,
Caledonia Mining Corporation	British Columbia V6E 2L3 Canada
Suite 1201, 67 Yonge Street
Toronto, Ontario M5E 1J8 Canada	Borden Ladner Gervais LLP
Tel:(1)(416) 369-9835 Fax:(1)(416) 369-0449	Suite 4100, Scotia Plaza
info@caledoniamining.com	40 King Street West
Toronto, Ontario M5H 3Y4 Canada
South África – África Office
Greenstone Management Services (Pty) Ltd. AUDITORS	AUDITORS
P.O. Box 834 BDO Dunwoody LLP	BDO Canada LLP
Saxonwold 2132 Chartered Accountants	Chartered Accountants
South Africa Suite 3300, 200 Bay Street	Suite 3300, 200 Bay Street
Tel: (27)(11) 447-2499 Fax: (27)(11) 447-2554	Royal Bank Plaza, South Tower
Toronto, Ontario M5J 2J8 Canada
Zambia
Caledonia Mining (Zambia) Limited	REGISTRAR & TRANSFER AGENT
P.O. Box 36604	Equity Transfer Services Inc.
Lusaka, Zambia Suite 400 200 University Ave	Suite 400 200 University Ave.
Tel:(260)(1) 29-1574 Fax(260)(1) 29-2154	Toronto, Ontario M5H 4H1 Canada
Tel: (416) 361 0152 Fax: (416) 361 0470

BANKERS
Zimbabwe	Canadian Imperial Bank of Commerce
Caledonia Holdings Zimbabwe (Limited)	6266 Dixie Road
P.O. Box CY1277	Mississauga, Ontario L5T 1A7 Canada
Causeway, Harare
Zimbabwe	NOMADS AND BROKERS (AIM)
Tel: (263) (4) 701 152/4 Fax: (263)(4) 702 248	RBC Capital Markets
71 Queen Victoria Street
CAPITALIZATION at November 10, 2010 RBC Capital Markets	London EC4V 4DE
Authorised: Unlimited 71 Queen Victoria Street	Tel: +44 20 7653 4000
Shares, Warrants and Options Issued:
Common Shares: 500,169,280 Tel: +44 20 7653 4000	SHARES LISTED
Warrants: Nil	Toronto Stock Exchange Symbol “CAL”
Options: 32,580,000	NASDAQ OTC BB Symbol "CALVF"
London “AIM” Market Symbol “CMCL”
Web Site: http://www.caledoniamining.com